Exhibit 99.1

Media Advisory: TransAlta and TransAlta Renewables Fourth Quarter and Full Year 2020 Results and Conference Call

CALGARY, AB, Feb. 8, 2021 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA) (NYSE: TAC) will release its fourth quarter and full year 2020 results before markets open on Wednesday, March 3, 2021. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. ET). The media will be invited to ask questions following analysts.

TransAlta Renewables Inc. ("TransAlta Renewables") (TSX:RNW) will release its fourth quarter and full year 2020 results before markets on Wednesday, March 3, 2021.  Questions regarding TransAlta Renewables may be asked on the TransAlta conference call.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company.

Fourth Quarter and Full Year 2020 Conference Call:
Toll-free North American participants call: 1-888-231-8191
Webcast link:

https://produceredition.webcasts.com/starthere.jsp?ei=1428291&tp_key=398a07f241

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 7436819 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and  has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score from CDP.

For more information about TransAlta, visit its web site at transalta.com.

About TransAlta Renewables Inc.:
TransAlta Renewables is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. Our asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 23 wind facilities, 13 hydroelectric facilities, seven natural gas generation facilities, one solar facility, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,537 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Wyoming, Massachusetts, Minnesota and the State of Western Australia. Our objectives are to (i) provide stable, consistent returns for investors through the ownership of, and investment in, highly contracted renewable and natural gas power generation and other infrastructure assets that provide stable cash flow primarily through long-term contracts with strong counterparties; (ii) pursue and capitalize on strategic growth opportunities in the renewable and natural gas power generation and other infrastructure sectors; (iii) maintain diversity in terms of geography, generation and counterparties; and (iv) pay out 80 to 85 per cent of cash available for distribution to the shareholders of the Company on an annual basis.

For more information about TransAlta Renewables, visit its web site at transaltarenewables.com.

View original content:http://www.prnewswire.com/news-releases/media-advisory-transalta-and-transalta-renewables-fourth-quarter-and-full-year-2020-results-and-conference-call-301224218.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2021/08/c5481.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 16:05e 08-FEB-21